Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q2 2019	Q1 2019	Six months ended April 30, 2019	For the Year-Ended October 2018
Return on Assets	0.94%	0.90%	0.92%	0.96%
Return on Equity	17.5%	16.7%	17.1%	17.6%
Dividend Payout Ratio	46%	45%	46%	45%
Equity to Asset Ratio	5.69%	5.73%	5.71%	5.85%